Filed Pursuant to Rule 424(b)(3)
File No. 333-235356
Maximum Offering of 54,066,090 Shares
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Supplement No. 1 dated November 3, 2022
to the
Prospectus dated October 28, 2022
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This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of Priority Income Fund, Inc. (the “Company”) dated October 28, 2022, as amended or supplemented (the “Common Stock Prospectus”). Capitalized terms used but not defined herein shall have the same meaning given them in the Common Stock Prospectus.
You should carefully consider the “Risk Factors” beginning on page 38 of the Common Stock Prospectus before you decide to invest.
Monthly Net Asset Value Determination
In connection with our monthly net asset value determination, as provided in our valuation policies and procedures, we are announcing that the estimated net asset value of our investment portfolio as of October 31, 2022 is $11.12 per share of our common stock.
Change in Public Offering Price
In connection with our monthly net asset value determination, we are announcing a change in the public offering prices of our common stock as follows: $11.99 per share designated as “Class R,” $11.27 per share designated as “Class RIA,” and $11.18 per share designated as “Class I” from $12.39 per share designated as “Class R,” $11.64 per share designated as “Class RIA,” and $11.55 per share designated as “Class I.” Although we use “Class” designations to indicate our differing sales load structures, the Company does not operate as a multi-class fund. The change in the public offering price is effective as of our November 4, 2022 weekly closing and first applied to subscriptions received from October 28, 2022 through November 3, 2022.
Change in Distribution Reinvestment Price
Reinvested distributions will purchase shares at a price equal to 95% of the price that shares are sold in the offering at the closing immediately following the distribution payment date. In connection with the change in the public offering prices of our common stock, we are announcing a change in the expected distribution reinvestment price to $10.62 from $10.97 as of the October 31, 2022 distribution.

LIQUIDITY STRATEGY

The disclosure appearing under the heading “Liquidity Strategy” on pages 16 and 127 of the Common Stock Prospectus are deleted in their entirety and replaced with the following:

We may, but are not obligated to, pursue a liquidity event for our stockholders following the completion of this offering, subject to then-current market conditions and other criteria determined by the Board of Directors. The current offering will terminate on the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless terminated or further extended or increased by the Board of Directors, in its sole discretion. As of October 27, 2022, we had sold an aggregate of 45,933,910 shares of our common stock for gross proceeds of approximately $661.5 million.

While we may pursue a liquidity event, we expect to continue to extend the offering, including on a continuous basis. The extension of the offering is in the sole discretion of the Board of Directors. As a result, there can be no assurance that we will complete a liquidity event at all; however, we expect to continue our share repurchase program. Our share repurchase program may provide a limited opportunity for you to have your shares repurchased, subject to certain restrictions and limitations, at a price potentially below the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval. In making a determination of what type of liquidity event, if any, is in the best interest of our stockholders, our Board of Directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, market volatility and the potential for stockholder liquidity. If the Board of Directors determines a liquidity event is beneficial to shareholders over continuing the common stock offering, a liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the aforementioned scenarios as “liquidity events.”

The third to last paragraph under the heading "Investment Strategy" beginning on page 5 of the Common Stock Prospectus is deleted in its entirety and replaced with the following:

We may, but are not obligated to, pursue a liquidity event for our stockholders following the completion of this offering, subject to then-current market conditions and other criteria determined by the Board of Directors. The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there can be no assurance that we will complete a liquidity event at all. See “Liquidity Strategy” for a discussion of what constitutes a liquidity event.

The paragraph under the heading "Q: Will I otherwise be able to liquidate my investment?” on page 34 of the Common Stock Prospectus is deleted in its entirety and replaced with the following:

A: We may, but are not obligated to, pursue a liquidity event for our stockholders following the completion of this offering, subject to then-current market conditions and other criteria determined by the Board of Directors. The current offering will terminate on the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless terminated or further extended or increased by the Board of Directors, in its sole discretion. As of October 27, 2022, we had sold an aggregate of 45,933,910 shares of our common stock for gross proceeds of approximately $661.5 million. A liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the aforementioned scenarios as “liquidity events.” While we may pursue a liquidity event, we expect to continue to extend the offering, including on a continuous basis. The extension of the offering is in the sole discretion of the Board of Directors. As a result, there can be no assurance that we will complete a liquidity event at all; however, we expect to continue our share repurchase program. The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval. As a result, a liquidity event may not occur at all.

The third and fourth risk factors under the heading “Risks Related to an Investment in Our Shares” beginning on page 51 of the Common Stock Prospectus are deleted in their entirety and replaced with the following:

The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the foreseeable future, if ever. We may, but are not obligated to, pursue a liquidity event for our stockholders following the completion of this offering, subject to then-current market conditions and other criteria determined by the Board of Directors. The current offering will terminate on the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless terminated or further extended or increased by the Board of Directors, in its sole discretion. As of October 27, 2022, we had sold an aggregate of 45,933,910 shares of our common stock for gross proceeds of approximately $661.5 million. This offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. Our Board of Directors, in the exercise of its fiduciary duty to our stockholders, may determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such an event is in the best interests of our stockholders. If the Board of Directors determines a liquidity event is beneficial to shareholders over continuing the common stock offering, a liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the aforementioned scenarios as “liquidity events.” Our share repurchase program may provide a limited opportunity for you to have your shares repurchased, subject to certain restrictions and limitations, at a price potentially below the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. However, the completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there can be no assurance that we will complete a liquidity event at all. If we do not successfully complete a liquidity event, liquidity for an investor’s shares will be limited to our share repurchase program, which we have no obligation to maintain.

In making a determination of what type of liquidity event, if any, is in the best interest of our stockholders, our Board of Directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, market volatility and the potential for stockholder liquidity. If our shares are listed, we cannot assure you that a public trading market will develop. Further, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult or impossible for an investor to sell his or her shares.

Our securities are not currently listed on any securities exchange, and we do not expect a public market for them to develop in the foreseeable future, if ever. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors. Stockholders that are unable to sell their shares will be unable to reduce their exposure on any market downturn.

We may, but are not obligated to, pursue a liquidity event for our stockholders following the completion of this offering, subject to then-current market conditions and other criteria determined by the Board of Directors. The current offering will terminate on the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless terminated or further extended or increased by the Board of Directors, in its sole discretion. As of October 27, 2022, we had sold an aggregate of 45,933,910 shares of our common stock for gross proceeds of approximately $661.5 million.

This offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. If the Board of Directors determines a liquidity event is beneficial to shareholders over continuing the common stock offering, a liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company. However, the completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there can be no assurance that we will complete a liquidity event at all. If we do not successfully complete a liquidity event, liquidity for an investor’s shares will be limited to our share repurchase program, which we have no obligation to maintain.

The sixth paragraph under the heading "Operating and Regulatory Structure" beginning on page 84 of the Common Stock Prospectus is deleted in its entirety and replaced with the following:

We may, but are not obligated to, pursue a liquidity event for our stockholders following the completion of this offering, subject to then-current market conditions and other criteria determined by the Board of Directors. The current offering will terminate on the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless terminated or further extended or increased by the Board of Directors, in its sole discretion. As of October 27, 2022, we had sold an aggregate of 45,933,910 shares of our common stock for gross proceeds of approximately $661.5 million. We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not be subject to pay U.S. federal income tax on any ordinary income or capital gains that we timely distribute to our stockholders as dividends. To continue to qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to qualify for RIC tax treatment we must timely distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our ordinary income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses, and at least 90% of our net tax-exempt interest income.

All references to the term of the offering contained on pages 8, 12, 32, and 122 of the Common Stock Prospectus are deleted in their entirety and replaced with the following:

The current offering will terminate on the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless terminated or further extended or increased by the Board of Directors, in its sole discretion.